U.S. SECURITIES AND EXCHANGE COMMISSION


                 Washington, DC 20549


                      FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES
     OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
        OR 12(G) OF THE SECURITIES ACT OF 1934

           _________________________________

              LUXEMBURG BANCSHARES, INC.
    (Name of Small Business Issuer in Its Charter)


          Wisconsin                                39-1457904
(State or Other Jurisdiction of                 (I.R.S. Employer
Incorporation or Organization)                Identification No.)

           _________________________________

630 Main Street, Luxemburg, Wisconsin                54217
(Address of Principal Executive Offices)           (Zip Code)

           _________________________________

                    (414) 845-2345
              (Issuer's Telephone Number)

           _________________________________


Securities to be registered under Section 12(b) of the
                      Act:  None


Securities to be registered under Section 12(g) of the
                         Act:


      Common Stock, par value $0.16-2/3 per share
                   (Title of Class)

                        PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

THE COMPANY

     Luxemburg Bancshares, Inc. (the "Company"), a
Wisconsin corporation, was formed June 10, 1983 for the purpose of owning a Wisconsin bank. On December 30, 1983, the Company acquired a controlling interest in the Bank of Luxemburg (the "Bank"). The Bank is now a wholly-owned subsidiary of the Company.

     THE BANK

     The Bank was chartered by the Wisconsin Banking
Department (now the Wisconsin Department of
Financial Institutions ("DFI")) on October 6, 1903.
Bank deposits are insured by the Federal Deposit
Insurance Corporation ("FDIC"). The Bank conducts business at the Main Office at 630 Main Street,
Luxemburg, Wisconsin with other offices located at E166
County Hwy. S., Luxemburg ("Dyckesville office") and
602 Center Drive, Luxemburg ("IGA Supermarket office") in Kewaunee County and 1311 Bellevue Street, Green Bay
("Bellevue office") in Brown County. The Bank also maintains four automated teller machines ("ATMs") in Kewaunee, Brown and Door Counties.

     The Bank provides a full range of consumer and commercial banking services to individuals, businesses and farms. The basic services offered include: demand deposit accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, direct deposits, notary services, money orders, night depository, travelers' checks, cashier's checks, savings bonds, secured and unsecured consumer, commercial and real estate loans and stand-by letters of credit. The Bank offers automated teller machine cards through the TYME and Cirrus ATM networks. In addition, the Bank purchased the financial planning and alternative investment marketing of Total Financial
Concepts in January of 1996 to provide financial planning, estate planning and retirement planning services and to market mutual funds, annuities, life insurance products, Individual Retirement Accounts
(IRAs) and other pension programs.

     As is the case with banking institutions generally, the Bank derives its revenues from interest on the loan and investment portfolios and fee income related to loans and deposits. Income derived from the sale of alternative investment products and financial planning fees provides additional fee income. The source of funds for the lending activities are deposits, repayment of loans, sale and maturity of investment securities and borrowing from the Federal
Home Loan Bank of Chicago. Principal expenses are the interest paid on deposits and borrowings and operating and general administrative expenses.

     The Bank's business plan is based on being a strong, established, locally owned bank providing financial services to its local communities. The
Bank's main office and two branch offices are located in western Kewaunee County, serving approximately 25% of the county's 19,000 population. The Bank also serves a small portion of southern Door County from these locations and eastern Brown County with these locations and an office in the Green Bay, Wisconsin market. The Bank targets the individual and small business customers within these markets and emphasizes the advantages of local ownership, (i.e., responsive local loan decisions and community involvement).

     As of December 31, 1996, the Company had total consolidated assets of $75.9 million and total shareholders' equity of $7.7 million.

     AREA DEVELOPMENT CORPORATION

     The Company formed Area Development Corporation as a subsidiary to provide the Company with a vehicle to invest in the community in real estate developments which assist low and moderate income residents. To date, the Area Development Corporation has assisted by working with the low-income housing program in Luxemburg by providing officers to serve on the board and to advise on the current and future low-income housing projects; assisting the low-income housing development committee in Dyckesville; researching a low-income housing project and putting aside funds to purchase property if necessary to begin the project;
and providing funds to determine the need for library services locally for all community residents.

     LUXEMBURG INVESTMENT CORPORATION.

     Luxemburg Investment Corporation ("Investment
Corporation") is a wholly-owned subsidiary of the Bank.
Investment Corporation is a Nevada corporation, the business of which is to hold, invest and reinvest a portion of the investment portfolio of the Bank. See
"INVESTMENTS".

LENDING ACTIVITIES

     The Bank offers a range of lending services, including real estate, consumer, commercial and industrial and agricultural loans to individuals, small business and other organizations that are located in or conduct a substantial portion of their business in the Bank's market area. The Bank's total loans as of December 31, 1996 were $55.2 million, or approximately
73% of total consolidated assets. In addition, the Bank services $15 million in consumer real estate loans sold to the Federal Home Loan Mortgage Corporation
("FHLMC"). Interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, cost and availability of funds and government regulations.

     The Bank maintains a comprehensive loan policy that establishes guidelines with respect to all categories of lending activity. The policy establishes lending authority for each individual loan officer and officer and board lending authority. All loans to directors and executive officers are approved by the Board of Directors. The loans are concentrated in four major areas: real estate loans, commercial loans, consumer loans and agricultural loans. The lending strategy is development of a high quality loan portfolio.

     The Bank's real estate loans are secured by mortgages and consist primarily of loans to individuals for the purchase and improvement of real estate and for the purchase of residential lots and construction of single-family residential units. The Bank's residential real estate loans generally are repayable in monthly installments based on up to a thirty year amortization schedule. Typically, loans with terms of fifteen or thirty years must qualify for and are sold to the FHLMC.

     Commercial loans include loans to individuals and small businesses including loans for working capital, machinery and equipment purchases, premise and equipment acquisitions, purchase, improvement and investment in real estate development and other business needs. Commercial lines of credit are typically for a one year term. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.
Commercial loans typically entail a thorough analysis of the borrower, its industry, current and projected economic conditions and other factors. The Bank typically requires commercial borrowers to have annual financial statements and requires appraisals or evaluations in connection with the loans secured by real estate. The Bank often requires personal guarantees from principals involved with closely-held corporate borrowers.

     The Bank's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes payable on an installment basis. The loans are generally for terms of five years or less and are secured by liens on various personal assets of the borrower. The Bank also provides consumer credit through its credit card program. These loans are limited open-ended credits requiring minimum monthly payments. Credit card loans are unsecured.

     The Bank also provides services to support dairy farms in the rural areas of Kewaunee and southern Door counties. About thirteen (13%) percent of the Bank's loan portfolio, $7.3 million, is in agricultural loans
(including agricultural real estate loans). The loans provide financing for real estate and personal property purchases, as well as operational lines of credit and production financing. The credit terms are typically similar to other commercial loans. The Bank will provide direct financing, as well as guaranteed financing through Federal (FmHA) and State of Wisconsin
(WHEDA) sponsored programs.

DEPOSIT ACTIVITIES

     Deposits are the major source of the Bank's funds for lending and other investment activities. The Bank considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. These accounts comprised approximately 45% of the Bank's total deposits at December 31, 1996.
Approximately 55% of the Bank's deposits at December
31, 1996 were certificates of deposit. Generally, the Bank attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up approximately 4% of the Bank's total deposits at December 31, 1996. The majority of the deposits of the Bank are generated from Kewaunee and Brown Counties. The Bank does not accept brokered deposits. For additional information regarding the Bank's deposit accounts, see
"Management's Discussion and Analysis or Plan of
Operation - Liquidity and Interest Rate Sensitivity" and Note 8 of Notes to Consolidated Financial
Statements.

INVESTMENTS

     The Bank invests a portion of its assets in U.S.
Treasury and U.S. Governmental agency obligations, FHLMC, FNMA and FHLB securities, state, county and municipal obligations, collateralized mortgage obligations ("CMO's") and federal funds sold. The investments are managed in relation to the loan demand and deposit growth and are generally used to provide for the investment of excess funds at reduced yields and risks relative to yields and risks of the loan portfolio, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits.
The investments are held in Investment Corporation as well as in the Bank. The Bank portfolio is to provide for immediate liquidity needs and therefore maintains shorter term investments. Investment Corporation provides for greater investment yields and therefore maintains longer term investments. For further information regarding the Company's investment portfolio, see Note 4 of Notes to Consolidated
Financial Statements.

SUPERVISION AND REGULATION

     Bank Holding Company Regulation. The Company is a one-bank holding company, registered with the Federal
Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, the Company is subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. The Company is required to furnish to the Federal Reserve an annual report of its operations at the end of each fiscal year, and such additional information as the Federal Reserve may require pursuant to the BHC Act.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before
(i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the total voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal
Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, which generally focuses on capital adequacy. The Federal Reserve must also consider the convenience and needs of the community to be served, including the parties' performance under the Community Reinvestment Act of 1977, as amended (the
"CRA"), which is discussed below.

     The BHC Act generally prohibits the Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.
In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal
Reserve to be permissible activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Banks are subject to the provisions of the CRA.
Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank's record in meeting the credit needs of the community served by that bank, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public.
Further, such assessment is required of any bank which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the record of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application.

     Bank Regulation. The Bank is chartered under the laws of the State of Wisconsin and its deposits are insured by the Federal Deposit Insurance Corporation
(the "FDIC") to the extent provided by law. The Bank is subject to comprehensive regulation, examination and supervision by the FDIC and DFI and to other laws and regulations applicable to banks. Such regulations include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios;
the granting of credit under equal and fair conditions;
and the disclosure of the costs and terms of such credit. The Bank is examined periodically by the FDIC and DFI to which it submits periodic reports regarding its financial condition and other matters. The FDIC and DFI have a broad range of powers to enforce regulations under their jurisdiction, and to take discretionary actions determined to be for the protection of the safety and soundness of insured banks, including the institution of cease and desist orders and the removal of directors and officers. The
FDIC and DFI also have the authority to approve or disapprove mergers, consolidations, and similar corporate actions.

     Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

     In 1989, the Financial Institutions Reform,
Recovery and Enforcement Act of 1989 ("FIRREA") was enacted. FIRREA contains major regulatory reforms, stronger capital standards for savings and loan associations and stronger civil and criminal enforcement provisions. FIRREA also provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC insured institution in danger of default.

     In 1991, the FDIC Improvement Act of 1991
("FDICIA") was enacted. FDICIA made a number of reforms addressing the safety and soundness of deposit insurance funds, supervision, accounting, and prompt regulatory action, and also implements other regulatory improvements. Annual full-scope, on-site examinations are required of all insured depository institutions.
The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested. Insured state banks also are precluded from engaging as principal in any type of activity that is impermissible for a national bank, including activities relating to insurance and equity investments. FDICIA also recodified current law restricting extensions of credit to insiders under the Federal Reserve Act.

     Dividends. Dividends from the Bank constitute the primary source of funds for dividends to be paid by the Company. There are various statutory and contractual limitations on the ability of Bank to pay dividends, extend credit, or otherwise supply funds to the Company. The Federal Reserve, the FDIC and DFI also have the general authority to limit the dividends paid by bank holding companies and insured banks, respectively, if such payment may be deemed to constitute an unsafe and unsound practice. In general, under Wisconsin law applicable to the Bank, the board of directors of a state bank may declare and pay a dividend from so much of the bank's undivided profits as the board deems expedient, provided that the payment of such dividend does not in any way impair or diminish the bank's capital, other than by reducing undivided profits.

     Effect of Governmental Policies. The earnings and business of the Company and the Bank are effected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The
Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credits, and deposits, and the interest rates paid on liabilities and received on assets.

     Enforcement Powers. Congress has provided the federal bank regulatory agencies with an array of powers to enforce laws, rules, regulations and orders.
Among other things, the agencies may require that institutions cease and desist from certain activities, may preclude persons from participating in the affairs of insured depository institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations.

     Change of Control. Federal law restricts the amount of voting stock of a bank holding company and a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Federal law also imposes restrictions on acquisitions of stock in a bank holding company and a state bank. Under the federal
Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company and the FDIC and DFI before acquiring control of an insured state bank (such as the Bank). Upon receipt of such notice, the Federal
Reserve or the FDIC and DFI, as the case may be, may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company's or bank's voting stock, or if one or more other control factors set forth in the Act are present.

     Insurance of Deposits. The Bank's deposit accounts are insured by the FDIC up to a maximum of $100,000 per insured depositor. The FDIC issues regulations, conducts periodic examinations, requires the filing of reports and generally supervises the operations of its insured banks. Any insured bank which is not operated in accordance with or does not conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. Proceedings may be instituted against any insured bank or any director, officer, or employee of such bank engaging in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate insurance of accounts pursuant to procedures established for that purpose.

     Capital Requirements. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies. The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain all ratios well in excess of the minimums. The current guidelines generally require bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital.
For bank holding companies with assets less than $150 million, such as the Company, capital ratios are determined at the subsidiary bank level. Tier 1 capital includes common stockholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less the amounts of goodwill and most other intangibles. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets. At
December 31, 1996, the Bank's Tier 1 and total risk-based capital ratios were 14.5% and 15.8%, respectively.

     FDICIA contains "prompt corrective action" provisions pursuant to which banks are to be classified into one of five categories based upon capital adequacy, ranging from "well capitalized" to "critically undercapitalized" and which require
(subject to certain exceptions) the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "significantly undercapitalized" or "critically undercapitalized".

     The FDIC has issued regulations to implement the "prompt corrective action" provisions of FDICIA. In general, the regulations define the five capital categories as follows: (i) an institution is "well capitalized" if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage ratio of 5% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level for any capital measures; (ii) an institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, and has a leverage ratio of 4% or greater; (iii) an institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4%; (iv) an institution is "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3%; and (v) an institution is "critically undercapitalized" if its "tangible equity" is equal to or less than 2% of its total assets. The FDIC also, after an opportunity for a hearing, has authority to downgrade an institution from "well capitalized" to "adequately capitalized" or to subject an "adequately capitalized" or "under-capitalized" institution to the supervisory actions applicable to the next lower category, for supervisory concerns. As of December 31, 1996, the Bank had a total risk-based capital ratio of 15.8%, a Tier 1 risk-based capital ratio of 14.5%, and a leverage ratio of 10.2%.

     Additionally, FDICIA requires, among other things, that (i) only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and (ii) the appropriate federal banking agency annually examine all insured depository institutions, with some exceptions for small, "well capitalized" institutions and state-chartered institutions examined by state regulators. FDICIA also contains a number of consumer banking provisions, including disclosure requirements and substantive contractual limitations with respect to deposit accounts.

     Interstate Banking.  The Riegle-Neal Interstate
Banking and Branching Efficiency Act of 1994 provides for nationwide interstate banking and branching. Under the law, interstate acquisitions of banks or bank holding companies in any state by bank holding companies in any other state is permissible subject to certain limitations. Wisconsin also has a law that allows out-of-state bank holding companies (located in states that allow Wisconsin bank holding companies to acquire banks and bank holding companies in that state) to acquire Wisconsin banks and Wisconsin bank holding companies. The law essentially provides for out-of-state entry by acquisition only (and not by interstate branching) and requires the acquired Wisconsin bank to have been in existence for at least five years.
Interstate branching and consolidation of existing bank subsidiaries in different states will be permissible beginning June 1, 1997. Out-of-state banks that do not operate a branch in Wisconsin are prohibited from establishing a de novo branch in Wisconsin. Beginning
June 1, 1997, a Wisconsin bank may establish, maintain, and operate one or more branches in a state other than Wisconsin pursuant to an interstate merger transaction in which the Wisconsin bank is the resulting bank. An interstate merger transaction resulting in the acquisition by an out-of-state bank of a Wisconsin bank is not permitted unless the Wisconsin bank has been in existence and continuously operating, on the day of the acquisition, for more than five years.

INDUSTRY RESTRUCTURING

     For well over a decade, the banking industry has been undergoing a restructuring process which is anticipated to continue. The restructuring has been caused by product and technological innovations in the financial services industry, deregulation of interest rates, and increased competition from foreign and nontraditional banking competitors, and has been characterized principally by the gradual erosion of geographic barriers to intrastate and interstate banking and the gradual expansion of investment and lending authorities for bank institutions.

COMPETITION

     The Bank's service area includes portions of Kewaunee, Brown and Door Counties. Kewaunee County, with a population of approximately 19,000 residents, has five banks with nine offices, one savings bank with two offices and one credit union with two offices.
Brown County, with a population of approximately
195,000 residents, has fifteen banks with fifty offices, four saving banks with twenty offices and thirteen credit unions with nineteen offices. Door
County, with a population of approximately 26,000 residents, has three banks with fourteen offices and one savings bank with two offices. In addition to the financial institutions, significant competition comes from security and brokerage firms, mortgage companies, insurance companies and other providers of financial services in the area. The Bank competes as a locally owned banking institution that responds quickly with personal service.

EMPLOYEES

     As of December 31, 1996, the Company employed 33 full-time employees and 15 part-time employees. The employees are not represented by a collective bargaining unit. The Company considers relations with employees to be good.

STATISTICAL PROFILE AND OTHER FINANCIAL DATA

     For additional statistical, financial and other information regarding the Company, see "Management's
Discussion and Analysis or Plan of Operation" and "Notes to Consolidated Financial Statements."

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN
OF OPERATION

The following discussion and analysis of the Company relates to the years ended December 31, 1996 and 1995 and should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

Results of Operations

Year ended December 31, 1996 Compared to the Year Ended
December 31, 1995

     The Company's results of operations depends primarily on the level of its net interest margin, its non-interest income and its operating expenses. Net interest income depends on the volume of and rates associated with interest earning assets and interest bearing liabilities which results in the net interest margin. Net income increased $113,588 or 16.3% to $810,972 for the year ended December 31, 1996 from $697,384 for the year ended December 31, 1995. This increase is primarily due to the growth of the Bank allowing for more interest earning assets and net interest income compared to the same period during 1995. During 1996 the Bank adopted SFAS No. 122,
"Accounting for Mortgage Servicing Rights," which increased income by $43,271. The following table summarizes the Company's operating performance for the years specified.

                        Year Ended December 31,

                          1996          1995
Return on Assets          1.10%         1.00%
Return on Equity         11.01%        10.28%


     Net Interest Income. Net interest income increased $231,328 or 8.7% to $2,895,434 for the year ended December 31, 1996 from $2,664,106 for the year ended December 31, 1995. Total interest income increased $407,681 for the year ended December 31, 1996 to $5,633,485 from $5,225,804 for the year ended
December 31, 1995. This increase is primarily a result of average total loans for the year ended December 31, 1996 being approximately $49,900,000 compared to average total loans of approximately $46,900,000 for the year ended December 31, 1995. The loan portfolio produces the highest yield of all earning assets.

     Total interest expense increased $176,353 or 6.9% to $2,738,051 for the year ended December 31, 1996 from $2,561,698 for the year ended December 31, 1995. This increase is due to an increase in interest bearing deposits and a mix shift to a new account first offered in December, 1995. Total interest bearing liabilities averaged approximately $58,300,000 for the year ended
December 31, 1996 as compared to approximately
$55,600,000 for the year ended December 31, 1995. The average cost of interest bearing liabilities for the year ended December 31, 1996 was approximately 4.69% compared to an average cost of interest bearing liabilities of approximately 4.61% for the year ended
December 31, 1995.

     The following table details average balances, interest income/expense and average rates/yields for the Company's earning assets and interest bearing liabilities for the years ended December 31, 1996 and 1995.

               Year End December 31, 1996    Year End December 31, 1995
                           Interest   Average                  Interest  Average
              Average       Income/    Yield/    Average       Income/    Yield/
              Balance       Expense    Rate      Balance       Expense    Rate
ASSETS:
Interest
 Bearing
 Loans        $49,943,001   $4,634,218  9.28%    $46,919,851   $4,277,355  9.12%
  Taxable
  Investments
  and Mortgage
  Backed
  Securities   13,138,565    741,479    5.64%     13,283,075    706,453    5.32%
 Fed Funds Sold 2,278,743    121,515    5.33%      2,453,699    140,649    5.73%
 Municipal
  Loans and
  Investments   2,137,525    105,676    4.94%      1,471,530     83,545    5.68%
 Other            559,700     30,597    5.47%        366,880     17,802    4.85%
Total          68,057,534 $5,633,485    8.28%     64,495,035 $5,225,804    8.10%
CSV Life
 Insurance      1,044,941                            994,414
Non-Earning
    Assets      4,623,735                          4,238,444
TOTAL ASSETS  $73,726,210                        $69,727,893

LIABILITIES:

Interest
 Bearing
  Demand      $ 4,516,169 $   95,202  2.11%      $ 4,480,440 $   96,507    2.15%
  Savings      11,016,585    395,467  3.59%        6,587,678    185,008    2.81%
  CD's under
   $100,000    27,936,618  1,575,125  5.64%       25,016,438  1,377,570    5.51%
  CD's over
   $100,000     1,989,579    128,015  6.43%        4,334,837    271,266    6.26%
  Individual
   Retirement
   Accounts     6,490,642    367,704  5.67%        6,369,954    368,184    5.78%
 Money Market
   Deposits     4,803,935    123,144  2.56%        6,522,037    170,897    2.62%
 Other          1,573,398     53,394  3.39%        2,266,684     92,266    4.07%
Total          58,326,926 $2,738,051  4.69%       55,578,068 $2,561,698    4.61%

Non-Interest-
 bearing
 Liabilities
 Liabilities   7,063,069                           6,564,093
Other
 Liabilities     968,201                             802,401
Total
 Liabilities  66,358,196                          62,944,562
Equity         7,368,014                           6,783,331
TOTAL
 LIABILITIES
 & EQUITY    $73,726,210                         $69,727,893

Recap:
 Interest Income         $5,633,485  8.28%                   $5,225,804    8.10%
 Interest Expense         2,738,051  4.69%                    2,561,698    4.61%

 Net Interest Income/
  Spread                 $2,895,434  3.59%                   $2,664,106    3.49%

Contribution of Non-
 Interest-bearing Funds              0.66%                                 0.64%
Net Interest Margin                  4.25%                                 4.13%

Average balances are computed using daily average balances.

     The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Company's average earning assets and average interest bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial average rate constant) and the changes related to average interest rates
(changes in the average rate holding the initial average outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

     Year ended December 31, 1996 compared to year ended December 31, 1995.

                    Increase (Decrease) in Net
                        Interest Income
                    Net      Due to     Due to
                  Change      Rate      Volume
Interest Earning
 Assets:
 Loans           $356,863  $77,412    $279,451
 Taxable
  Investments &
  Mortgage Backed
  Securities       35,026   42,609      (7,583)
 Fed Funds Sold   (19,134)  (9,459)     (9,675)
 Municipal Loans
  and Investments  22,131   (8,841)     30,972
 Other             12,795    2,484      10,311
TOTAL             407,681  104,205     303,476

Interest Bearing
Liabilities:
 Interest Bearing
  Demand          (1,305)  (2,084)         779
 Savings         210,459   61,602      148,857
 CD's under
  $100,000       197,555   33,562      163,993
 CD's over
  $100,000      (143,251)   7,877     (151,128)
 Individual
  Retirement
  Accounts          (480) (10,289)       9,809
 Money Market
  Deposits       (47,753)  (3,637)     (44,116)
 Other           (38,872) (13,692)     (25,180)

 TOTAL           176,353   73,339      103,014

Net Change in
Net Interest
 Income         $231,328  $30,866     $200,462

     NOTE: Due to Rate Increase was calculated by taking the change in rate times prior year average balance. Due to Volume Increase was calculated by taking the change in average balance times the prior year rate.

     Provision for Loan Losses. The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of potential losses based upon internal credit evaluations of loan portfolios and particular loans. Loans are entirely to borrowers in Northeast Wisconsin.

     During the year ended December 31, 1996, $109,000 was charged to the provision for loan losses compared to $95,000 for the year ended December 31, 1995. At
December 31, 1996, the allowance was $654,000 or 1.18% of total loans. This compares to an allowance of $574,000 or 1.16% of total loans as of December 31, 1995. Net charge offs were $30,000 for the year ended
December 31, 1996 and $35,000 for the year ended
December 31, 1995.  Non-performing loans at December
31, 1996 were $472,000.

     Other Operating Income. Other operating income for the year ended December 31, 1996, increased
$279,891 or 54.1% to $797,253 from $517,362 for the
year ended December 31, 1995.  Effective January 1,
1996 the Bank purchased Total Financial Concepts to expand the marketing of alternative investments.
Alternative Investment Commission Income increased
$165,149 or 475.6% to $199,871 for the year ended
December 31, 1996 from $34,722 for the year ended
December 31, 1995. Mortgage Equity Income for the year ended December 31, 1996 increased $78,631 or 220.1% to
$114,352 from $35,721 for the year ended December 31, 1995. The adoption of SFAS 122, "Accounting for
Mortgage Servicing Rights" effective January 1, 1996 increased Mortgage Equity Income by $43,271 for the year ended December 31, 1996.

     Other Operating Expenses. Other operating expenses for the year ended December 31, 1996 increased
$301,424 or 14.6% to $2,359,661 from $2,058,237 for the
year ended December 31, 1995. Salaries and related benefits increased $231,443 or 20.7% to $1,346,967 for the year ended December 31, 1996 from $1,115,524 for the year ended December 31, 1995. This increase is primarily due to increased staffing resulting from the purchase of Total Financial Concepts effective January
1, 1996 and the opening of the IGA supermarket office effective April 17, 1996. Equipment rentals, depreciation and maintenance increased $39,393 or 35.1% to $151,662 for the year ended December 31, 1996 from $112,269 for the year ended December 31, 1995. This increase is primarily due to personal computer acquisitions to support the Bank's conversion to in-house data processing in 1997.

     Dividends and Equity Capital. The Company paid its shareholders dividends of $184,480 or $0.76 per share for the year ended December 31, 1996 and $167,233 or $0.69 per share for the year ended December 31, 1995. The following table summarizes the Company's dividend pay out ratio and average capital position for the years specified.

                              Year Ended December
                                     31,

                               1996        1995
          Dividend Payout
           Ratio              22.75%       23.98%
          Equity to Assets
           Ratio               9.99%        9.73%


Liquidity and Interest Rate Sensitivity

     The Company must maintain an adequate liquidity position in order to respond to the short-term demand for funds caused by withdrawals from deposit accounts, extensions of credit and for the payment of operating expenses. Maintaining this position of adequate liquidity is accomplished through the management of a combination of liquid assets; those which can be converted into cash and access to additional sources of funds. Primarily liquid assets of the Company are cash and due from banks, federal funds sold, investments held as "available for sale" and maturing loans.
Federal funds sold and loans from the Federal Home Loan
Bank system represent the Company's primary source of immediate liquidity and were maintained at a level to meet immediate needs. Federal Funds Sold averaged approximately $2,300,000 and $2,500,000 for the years ended December 31, 1996 and 1995, respectively.
Maturities in the Company's loan and investment portfolios are monitored regularly to avoid matching short-term deposits and long-term loans and investments. Other assets and liabilities are also monitored to provide the proper balance between liquidity, safety, and profitability. This monitoring process must be continuous due to the constant flow of cash which is inherent in a financial institution.

     The Company actively manages its interest rate sensitive assets and liabilities to reduce the impact of interest rate fluctuations. At December 31, 1996, the Company's rate sensitive assets exceed rate sensitive liabilities due within one year by $13,048,000.

     As part of managing liquidity, the Company monitors its loan to deposit ratio on a daily basis.
At December 31, 1996 the ratio was 83.4% which is within the Company's acceptable range.

     The Company experienced a decrease in cash and cash equivalents, its primary source of liquidity, of $5,322,142 during 1996. The primary source of cash flow for 1996 was the Company's cash flow from operations of $855,592. Cash flow from investing activities used $5,722,025 to fund loan growth in 1996.
The Company's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events or uncertainties that may result in a significant adverse effect on the Company's liquidity position.

     The following table illustrates the projected maturities and the repricing mechanisms of the major asset/liability categories of the Company as of December 31, 1996, based on certain assumptions. No prepayment assumptions have been made for the loan portfolio. Maturities and repricing dates for investments have been projected by applying the classifications set forth below to contractual maturities and repricing dates.

                       1 Year    1 - 5    5 - 10   After 10
                      or Less    Years    Years     Years

Interest Earning
 Assets:
  Fed Funds Sold    $  466,000 $     --   $    --    $   --
  Investment
   Securities        6,524,000  4,612,000  2,436,000   493,000
 Loans:
   Variable Rate     7,420,000       --        --        --
   Real Estate-
    Construction     2,286,000       --        --        --
   Real Estate-
    Other           11,979,000  7,724,000    139,000    94,000
   Commercial and
    Industrial      10,084,000  3,897,000    259,000
   Agricultural      4,344,000    466,000     78,000    70,000
   Consumer          2,716,000  3,344,000    271,000     --

Total Loans         38,829,000 15,431,000    747,000   164,000
 Other                 659,000       --        --        --

Total Interest
 Earning Assets     46,478,000 20,043,000  3,183,000   657,000

Interest Bearing
 Liabilities:
  Interest Bearing
   Demand                  --       --        --     6,045,000
 Savings Deposits    1,427,000      --        --    10,570,000
 Money Market
  Accounts           1,399,000      --        --     3,263,000
 Certificates of
  Deposit           21,535,000  6,043,000     --        --
 Jumbo CD's          2,246,000    306,000     --        --
 IRA's               5,892,000    427,000     --        --
 Other                 931,000    135,000     --        --

Total Interest
 Bearing
 Liabilities        33,430,000   6,911,000      0       19,878,000

Interest Sensitivity
 Gap per Period    $13,048,000 $13,132,000  3,183,000 ($19,221,000)

Cumulative Interest
 Sensitivity Gap   $13,048,000 $26,180,000 $29,363,000 $10,142,000

Interest Sensitivity
 Gap as a Percentage
 of Earning Assets       18.5%       18.7%        4.5%     (27.3%)

Cumulative Sensitivity
 Gap as a Percentage
 of Earning Assets       18.5%       37.2%       41.7%      14.4%

     CAPITAL RESOURCES

     The Company's primary source of capital since commencing operations has been from issuance of common stock and retained operating profit. The Company does not have any long term debt facility arrangements at December 31, 1996. Capital for the Bank is above regulatory requirements at December 31, 1996.
Pertinent capital ratios for the Bank as of December
31, 1996 are as follows:

                                      Minimum
                         Actual     Requirements

Tier 1 Risk-Based
 Captial Ratio           14.5%          4.0%
Total Risk-Based
 Capital Ratio           15.8%          8.0%
Leverage Ratio           10.2%          4.0%

     Dividends from the Bank to the Company may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. The Bank paid $225,750 and $183,750 in dividends to the Company for the years ended December 31, 1996 and 1995, respectively. At
December 31, 1996 the Bank could have paid the Company approximately $2,575,000 of additional dividends without prior regulatory approval. In addition, Federal banking laws limit the amount of loans the bank may make to the Company, subject to certain collateral requirements. No loans were made by the Bank to the Company during 1996 or 1995.

ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company and the Bank have their main office in Luxemburg, Wisconsin at 630 Main Street. The building is a two story building. The Bank owns the main office.

     The Bank opened its Dyckesville, Wisconsin office
(located at E166 County Hwy. S, Luxemburg) during May,
1987. This office was purchased by the Company on September 30, 1994. The Bank leases this office from the Company under a five year lease expiring in 1999.

     The Bank opened its Bellevue Office (located at
1311 Bellevue Street, Green Bay, Wisconsin) during
August, 1989.  The Bank owns its Bellevue Office.

     On April 17, 1996, the Bank opened its IGA office
(located at 602 Center Street, Luxemburg). The Bank has executed a lease for this property expiring in 2001.

     The Bank has installed an ATM at its Dyckesville
Office, the Main Street Station in Luxemburg, the Hwy
54 T-Mart in New Franken and FS Fast Stop in
Forestville. These remote ATMs provide additional banking convenience for the customers of the Bank, and generate an additional source of fee income.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
          OWNERS AND MANAGEMENT.

     The following table sets forth the beneficial ownership of outstanding shares of the Company's Common
Stock as of February 27, 1997 by the Company's current directors, the persons named in the compensation table in Item 6, current directors and executive officers as a group, and each person known to the Company to be the beneficial owner of 5% or more of the Company's Common
Stock.

                        Number of Shares        Percentage of
                       Beneficially Owned    Shares Outstanding

Richard Dougherty             1,200                 *
James Jadin                   2,790                 1.1%
Ronald Ledvina                1,650                 *
Willard Marchant             22,000                 9.1%
 P.O. Box 31
 Brussels, WI  54204
Donald Pritzl                   170                 *
Thomas Rueckl                 2,235                 *
John Slatky                   2,230                 *
Irvin Vincent                19,240                 7.9%
 P.O. Box 480
 Luxemburg, WI 54217
All directors and
 executive officers
 as a group (10 persons)     52,960                21.8%
---------------
     *Less than one percent.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
CONTROL PERSONS.

     The following sets forth information as to each director and each executive officer of the Company as of March 31, 1997, including their ages, present principal occupations, other business experience during the last five years and directorships in other publicly held companies. There are no arrangements or understandings between any of the directors pursuant to which any of them have been selected for their respective positions.

     Board of Directors.  The Board of Directors of the
Company currently consists of eight directors. Each director serves a one-year term. The following table sets forth certain information with respect to the directors. Except as noted, each director has held his current position for at least the past five years.

     RICHARD L. DOUGHERTY, - Age 64. Mr. Dougherty has been sole proprietor of Green Bay Highway Products, a highway products supply company, since 1984. Before then, Mr. Dougherty was employed by Culvert & Supply
Co. He has been a director of the Bank since 1992 and a director of the Company since 1993.

     JAMES J. JADIN, - Age 52. Mr. Jadin has been employed with Kewaunee County Highway Department since
1963 and he has served as Kewaunee County Highway
Commissioner since 1979. Mr. Jadin has been a director of the Bank since 1985, a director of the Company since
1986 and one of the Company's Vice Presidents for the past two years.

     RONALD A. LEDVINA, - Age 51. Mr. Ledvina owns and operates Ledvina Farms in a partnership with his brother. From 1969 to 1975 he was employed by Sentry
Insurance as a computer programmer and systems programmer. He was employed by Northwest Engineering as a computer programming project leader from 1975 through 1980, where he was responsible for financial and manufacturing computer program development. Mr.
Ledvina has been a director of the Bank since 1989 and a director of the Company since 1989.

     WILLARD MARCHANT, - Age 71. Mr. Marchant has been retired since 1984. He was the owner of Marchants Red
Owl from 1947 until his retirement. He was extremely active in civic organizations in the Brussels, Wisconsin area. Mr. Marchant has been a director of the Bank since 1966 and a director of the Company since
1983.

     DONALD E. PRITZL, - Age 55.  Mr. Pritzl is General
Manager of Casco FS Cooperative, a farm supply cooperative, with its main office at Casco, Wisconsin and branches at Luxemburg and Forestville. Casco FS
Cooperative is a member of GROWMARK, INC. of Bloomington, Illinois. Mr. Pritzl began his career as a GROWMARK employee in 1969 as sales manager for Manitowoc Farmco Cooperative and has been manager of Casco FS Cooperative since 1980. He has been a director of the Bank since 1992 and a director of the Company since 1993.

     THOMAS J. RUECKL, - Age 56. Mr. Rueckl has been a director of the Bank since 1985 and a director of the Company since 1986. He is currently Secretary of the Company. From 1963 to 1972, Mr. Rueckl was employed as a Wisconsin licensed funeral director and retail salesman/buyer for the McMahon Funeral Home/Furniture
Store in Luxemburg. From 1972 to present, he has served as President and one-third owner of the business.

     JOHN A. SLATKY, - Age 45.  Mr. Slatky is
President, Chief Executive Officer and a director of the Company. He commenced employment with the Bank in 1984 and has held various executive positions with the Company or the Bank since 1986. He was employed at the Kimberly State Bank (an Associated Bank) from 1974 through 1983. Mr. Slatky has been a director of the Company since 1987 and a director of the Bank since
1986.

     IRVIN G. VINCENT, - Age 65.  Mr. Vincent serves as
Chairman of the Board of the Company and the Bank. He is president and founder of N.E.W. Plastics Corp., a Luxemburg business. He also serves as Treasurer of Calwis Corp., a Green Bay company, and is a partner in GBCAL Partnership in Green Bay, Wisconsin. Mr. Vincent is a cost accountant by trade and has served on the Bank's Board of Directors for 21 years with 10 years as Chairman of the Board and is a past President of the Bank. He has been a director of the Company since
1983.

     The directors of the Bank are currently the same as the directors of the Company.

     Executive Officers. The following sets forth information regarding the executive officers of the Company. The officers of the Company serve at the pleasure of the Board of Directors.

     JOHN A. SLATKY, - Mr. Slatky's biography is included above.

     THOMAS L. LEPINSKI, C.P.A. - Age 42. Mr. Lepinski is Assistant Vice President-Operations & Finance for the Bank and is Treasurer of the Company. From 1978 through 1992 he was employed by Wipfli Ullrich Bertelson
LLP where he was responsible for providing tax, audit and examination services to community banks. He was Controller-Treasurer of the Sorg Paper Company from 1992 through 1996. At Sorg he was responsible for the company's financial operations, annual planning and budgeting and handling shareholder communications and relations. Mr.
Lepinski is a member of the American Institute of CPAs and is licensed as a CPA in the states of Wisconsin and Minnesota.

     DAVID L. LUEBBERS, - Age 47.  Mr. Luebbers is Vice
President of loans at the Bank, a position he has held since 1984. Mr. Luebbers is responsible for overseeing all loan operations and servicing accounts. Mr.
Luebbers also serves as one of the Company's Vice
Presidents.


ITEM 6.   EXECUTIVE COMPENSATION.

     The table below sets forth certain information with respect to compensation paid to Mr. Vincent and Mr. Slatky during the years presented. No executive officer of the Company received a total salary and bonus in excess of $100,000 in 1996.

    Name and                  Annual Compensation     All Other
Principal Position   Year    Salary (1)   Bonus (2)  Compensation

Irvin G. Vincent,    1996     $7,275       $13,998     $-----
Chairman of          1995     $6,800       $24,785     $-----
the Board,           1994     $6,600       $25,676     $-----
President and
Chief Executive
Officer (4)

John Slatky,         1996     $63,009      $5,670      $3,893
 Vice President(4)   1995     $56,024      $5,040      $3,263
                     1994     $54,727      $5,000      $3,164

(1)  Represents directors' fees paid Mr. Vincent.

(2) Includes consulting fees for Mr. Vincent under an agreement which ended in the first quarter of 1996. Includes for Mr. Slatky the value of Common
     Stock received in lieu of cash bonus.

(3) Represents Company contributions under the Company's 401(k) and profit sharing plan.

(4)  Mr. Vincent retired as President and Chief
     Executive Officer of the Company in February 1997.
     Mr. John Slatky was named to succeed Mr. Vincent in these positions. Mr. Vincent remains Chairman of the Board of the Company.

     Director Compensation

     Non-employee directors are compensated at a rate of $500 per month. The monthly compensation is invested in a deferred compensation program until the retirement of the director at which time it is paid to the director over a ten (10) year period. The deferred compensation interest rate is determined by the Board of Directors on or before January 31st for the then current deferral year. The current rate is based on the prime interest rate plus 2%.

     The Chairman of the Board is compensated at a rate of $600 per month. The compensation is invested in a deferred compensation program on the same terms as the other directors.

     In addition, all non-employee directors are compensated $50 per meeting attended and $100 per day for time spent attending to other banking related matters.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.

     The Company has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of its directors and executive officers and their associates. As of December 31, 1996, the directors and executive officers of the Company and their associates, as a group, were indebted to the Bank in the aggregate amount of approximately
$1,547,000. All loans included in such transactions were made in the ordinary course of business, on substantially the same terms (including interest rate and collateral) as those prevailing at the time for comparable transactions with other persons, and in the opinion of management of the Company did not involve more than the normal risk of collectibility or present other unfavorable features.

ITEM 8.   DESCRIPTION OF SECURITIES.

     GENERAL

     The authorized capital stock of Company consists of 300,000 shares of Common Stock, $0.16-2/3 par value
("Common Stock"), of which 243,051 shares were outstanding as of February 27, 1997 and held by approximately 506 shareholders of record.

Common Stock

     The following description of the Common Stock does not purport to be a complete description of the applicable provisions of the Company Articles of Incorporation and By-Laws, as amended, or of applicable statutory or other law, and is qualified in its entirety by reference thereto.

     Voting. Each holder of Common Stock is entitled at each shareholders' meeting of the Company, as to each matter to be voted upon, to cast one vote, in person or by proxy, for each share of Common Stock registered in his or her name on the stock transfer books of Company, except to the extent that the voting power of shares held by any person in excess of 20% of the voting power in the election of directors may be limited (in voting on any matter) to one-tenth of the full voting power of those shares under 180.1150 of the Wisconsin Business Corporation Law ("WBCL"). Such voting rights are not cumulative.

     Dividends. The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of Company out of any funds legally available therefore.

     Liquidation. Upon liquidation of the Company, the holders of Common Stock are entitled to receive the net assets of the Company after satisfaction in full of the prior rights of creditors of the Company.

     Miscellaneous. Common Stock is not convertible into shares of any other class of capital stock.
Holders of Common Stock are not and will not be entitled to any preemptive rights. The issued and outstanding shares of Common Stock are fully paid and non-assessable (except as otherwise provided under 180.0622(2)(b) of the WBCL).

Certain Provisions of the Wisconsin Business
Corporation Law

     The WBCL provides that shareholders of Wisconsin domestic corporations are personally liable, up to the par value of their shares ($0.16-2/3 per share in the case of the Common Stock), for all debts owed by the corporation to employees for services performed but not exceeding six months' service in any one case. While the WBCL specifies that such liability is limited to the par value of the shares, par value has been interpreted by a Wisconsin court to mean the consideration paid to the corporation for its shares.

     The WBCL prohibits a "business combination"
(defined to include a merger, share exchange or a disposition of 5% or more of the aggregate market value of all assets or stock of the corporation) between a "resident domestic corporation" and an "interested stockholder" (defined as the beneficial owner of at least 10% of the voting power of the outstanding stock) for three years following the stock acquisition date
(i.e., the date the person became an interested stockholder), unless the board of directors approves the business combination or the purchase of stock by the interested stockholder before the stock acquisition date. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the stock acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder, or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount. The Company is a "resident domestic corporation" within the meaning of the WBCL.

     The market value of stock for such purposes is equal to the highest closing price of such stock in the 30 days preceding the date of the valuation. The highest closing price is that closing price on the stock exchange or quotation system on which the stock is listed or if the stock is not listed, that value determined in good faith by the board of directors of the resident domestic corporation.

     Under the WBCL, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of an "issuing public corporation" held by any person or persons acting as a group with more than 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those excess shares. An issuing public corporation is defined as a domestic corporation, with
(i) total assets exceeding $1,000,000; (ii) a class of equity securities held of record by 500 or more persons; and (iii) at least 100 shareholders of record who have unlimited voting rights and who reside in Wisconsin. This restriction does not apply to shares acquired (a) under an agreement entered into before the corporation was an "issuing public corporation," (b) directly from the issuing public corporation, (c) in a merger or share exchange to which the issuing public corporation is a party, (d) in certain specified non-market transactions (i.e., gifts, distributions upon death and pledges) or (e) in a transaction incident to which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares.

     The WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation"
(defined above), the approval by a majority vote of the holders of the corporation's shares entitled to vote is required before such corporation can take certain actions while a "takeover offer" (as defined in the WBCL) is being made or after a takeover offer has been publicly announced and before it is concluded. Under the WBCL, such shareholder approval is required for the corporation to (i) acquire more than 5% of the corporation's outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

     The WBCL also provides for certain super-majority voting and fair price provisions in connection with certain business combinations involving a person or group which holds 10% or more of the voting stock of an "issuing public company." To approve a business combination the affirmative vote of either: (i) at least 80% of the votes entitled to be cast by outstanding voting shares of the corporation voting together as a single voting group, or (ii) two-thirds of the votes entitled to be cast by holders of voting shares voting as a single voting group, other than those held beneficially by an interested stockholder who is a party to the business combination, is required.

     Under the WBCL, in discharging his or her duties to the corporation and in determining what he or she believes to be in the best interests of the corporation, a director or officer may, in addition to considering the effects of any action on the corporation's shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the corporation operates and any other factors that the director or officer considers pertinent.


                        PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE
          REGISTRANT'S COMMON EQUITY AND OTHER
          SHAREHOLDER MATTERS.

     There is no established public trading market for the Common Stock and such trading activity, as it occurs, takes place in privately negotiated transactions.

     At December 31, 1996 there were approximately 506 shareholders of record of the Common Stock.

     The Company has paid the following cash dividends on its shares of Common Stock since 1992:

          Year Ended December 31    Dividends Per Share

                   1992                    $0.45
                   1993                    $0.52
                   1994                    $0.57
                   1995                    $0.69
                   1996                    $0.76

     In determining the dividends to be paid, the Board of Directors will examine the then-existing circumstances, including the Company's rate of growth, profitability, financial condition, existing and anticipated capital requirements, the amount of funds legally available for the payment of dividends, regulatory constraints and such other factors as the Board determines relevant. The primary source of funds for payment of dividends by the Company is dividends paid to the Company by the Bank. The Bank is limited by Wisconsin statute in the amount of dividends it is allowed to pay. Under the law, a bank may pay dividends from its undivided profits after making provision for payment of all expenses, losses, required reserves, taxes and interest accrued or due from the bank. If a bank has declared and paid dividends in either of two preceding years in excess of its net income in such year, it may not declare or pay any dividend which exceeds year-to-date net income except with the written approval of DFI.

     There are no shares of Common Stock of the Company which are subject to outstanding options or warrants to purchase, or securities convertible into, Common Stock of the Company. All 243,051 shares of Common Stock which have been issued and are outstanding are eligible for sale in accordance with Rule 144 under the Securities Act ninety days after the filing of this Form 10-SB. The Company has not entered into an agreement to register any Common Stock under the Securities Act for sale by security holders.


ITEM 2.   LEGAL PROCEEDINGS

     Neither the Company, the Bank nor any other subsidiary are subject to any material pending litigation at this time.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     This item is not applicable.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     Over the past three years, the Company sold an aggregate of 1,025 shares of Common Stock, including
340 shares on January 31, 1995, 370 shares on January
26, 1996 and 315 shares on January 15, 1997.

     The shares were sold to employees of the Company in lieu of cash bonuses aggregating approximately
$30,000. The transactions were exempt from registration under the Securities Act pursuant to Rule
701, as the Common Stock was sold by the Company to employees of the Bank pursuant to a written compensatory benefit plan. The sales of Common Stock related to services rendered and were not in connection with capital raising transactions.

     The transactions were also exempt pursuant to
Section 3(a)(11) under the Securities Act as involving an intrastate offering of securities only to employees of the Bank resident in the state of Wisconsin.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 180.0850 to 180.0859 of the WBCL require a corporation to indemnify any director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person. A corporation's obligation to indemnify any such person includes the obligation to pay any judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses including fees, costs, charges, disbursements, attorney's and other expenses except in those cases in which liability was incurred as a result of the breach or failure to perform a duty which the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.

     Unless otherwise provided in a corporation's articles of incorporation or By-Laws or by written agreement, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by affirmative vote of shareholders;
(v) by a court; or (vi) with respect to any additional right to indemnification granted by any other method permitted in Section 180.0858 of the Wisconsin
Statutes.

     Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

     The indemnification provisions of Sections
180.0850 to 180.0859 are not exclusive. A corporation may expand an officer's or director's right to indemnification (i) in its articles of incorporation or by-laws; (ii) by written agreement; (iii) by resolution of its board of directors; or (iv) by resolution of a majority of all of the corporation's voting shares then issued and outstanding. Article VIII of the Company's
By-Laws provides, among other things, that the Company's officers and directors be indemnified against all liabilities and expenses incurred by the officer or director in a proceeding to which the officer or director is a party because he or she is an officer or director, unless prohibited by the WBCL.

                             Luxemburg Bancshares, Inc.
                                       and Subsidiaries
                                   Luxemburg, Wisconsin


                      CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1996 and 1995

                CONSOLIDATED FINANCIAL STATEMENTS
              Years Ended December 31, 1996 and 1995



                        TABLE OF CONTENTS

                                                           Page

Independent Auditor's Report                                23


Financial Statements:

   Consolidated Balance Sheets                           24-25

   Consolidated Statements of Income                        26

   Consolidated Statements of Changes in Stockholders'
     Equity                                                 27

   Consolidated Statements of Cash Flows                 28-29

   Notes to Consolidated Financial Statements            30-48

                    Wipfli Ullrich
                    Bertelson LLP
             CPAs * CONSULTANTS * ADVISORS


                   INDEPENDENT AUDITOR'S REPORT



Board of Directors
Luxemburg Bancshares, Inc.
Luxemburg, Wisconsin


We have audited the accompanying consolidated balance sheets of Luxemburg Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Luxemburg
Bancshares, Inc. and Subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                            /s/ Wipfli Ullrich
                            ----------------------------
                            Bertelson LLP
                            Wipfli Ullrich Bertelson LLP


February 11, 1997
Green Bay, Wisconsin

                   CONSOLIDATED BALANCE SHEETS
                    December 31, 1996 and 1995



                              ASSETS

                                             1996         1995

Cash and due from banks                    $2,858,813  $3,614,997
Interest-bearing deposits                    407,688       39,646
Federal funds sold                           466,000    5,400,000

 Cash and cash equivalents                 3,732,501    9,054,643

Investment securities available for sale -
 Stated at fair value                     14,064,569   14,353,462

Total loans                                55,170,942  49,478,668
 Allowance for credit losses                (653,535)   (574,286)

Net loans                                 54,517,407   48,904,382
Premises and equipment                     1,380,788    1,251,628
Other investments at cost                    251,650      205,250
Other assets                               1,953,724    1,696,884

TOTAL ASSETS                             $75,900,639  $75,466,249

                    DECEMBER 31, 1996 AND 1995

               LIABILITIES AND STOCKHOLDERS' EQUITY

                                             1996         1995

Liabilities:
 Non-interest-bearing deposits             $7,004,277   $7,897,224
 Interest-bearing deposits                 59,153,184   58,930,924

 Total deposits                            66,157,461   66,828,148

 Short-term borrowings                       880,076      393,271
 Borrowed funds                              185,558      112,490
 Other liabilities                           997,528    1,088,937

   Total liabilities                       68,220,623   68,422,846

Stockholders' equity:
 Common stock - $.1667 par value:
   Authorized - 300,000 shares
   Issued - 270,500 shares                    45,083       45,083
 Capital surplus                           3,416,080    3,410,071
 Retained earnings                         4,579,875    3,953,383
 Unrealized loss on investment
  securities available for sale -
  Net of tax                                 (6,913)      (6,304)
 Less - 27,764 shares and 28,134 shares,
  respectively, of treasury common stock,
  at cost                                  (354,109)    (358,830)

   Total stockholders' equity              7,680,016    7,043,403


TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                  $75,900,639  $75,466,249


   See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF INCOME
              Years Ended December 31, 1996 and 1995


                                             1996         1995

Interest income:
 Interest and fees on loans                $4,690,655   $4,326,739
 Interest on investment securities:
   Taxable                                   741,479      706,453
   Tax-exempt                                 49,239       34,161
 Other interest and dividend income          152,112      158,451

   Total interest income                   5,633,485    5,225,804

Interest expense:
 Deposits                                  2,702,128    2,486,490
 Short-term borrowings                        21,352       66,190
 Borrowed funds                               14,571        9,018

   Total interest expense                  2,738,051    2,561,698

Net interest income                        2,895,434    2,664,106
Provision for credit losses                  109,000       95,000

Net interest income after provision
 for credit losses                         2,786,434    2,569,106

Other income:
 Service charges on deposit accounts         185,917      157,518
 Mortgage underwriting fees -
  Secondary market                           114,352       35,721
 Loan servicing fee income                    39,088       33,818
 Other operating income                      457,896      290,305

   Total other income                        797,253      517,362

Operating expenses:
 Salaries and related benefits             1,346,967    1,115,524
 Net occupancy expense                       147,201      130,859
 Equipment rentals, depreciation,
  and maintenance                            151,662      112,269
 Data processing                             192,963      199,833
 Other operating expenses                    520,868      499,752

   Total operating expenses                2,359,661    2,058,237

Income before provision for income taxes   1,224,026    1,028,231
Provision for income taxes                   413,054      330,847

Net income                                 $ 810,972    $ 697,384

Earnings per common share                    $ 3.34        $ 2.88

   See accompanying notes to consolidated financial statements.

    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              Years Ended December 31, 1996 and 1995


                                            Unrealized
                                             Loss on
                                             Investment
                                             Securities
                                             Available     Treasury
              Common   Capital   Retained    for Sale-      Common
              Stock    Surplus   Earnings    Net of Tax     Stock       Total

Balance,
 January 1,
  1995      $45,083  $3,405,230 $3,423,232   $(15,188)   $(363,169)  $6,495,188

Net income                         697,384                              697,384

Change in unrealized
 loss on investment
 securities available
 for sale - Net of tax                          8,884                     8,884

Dividends paid                    (167,233)                            (167,233)

Employee stock
 bonus - 340 shares                  4,841                   4,339        9,180

Balance,
 December 31,
 1995       45,083    3,410,071  3,953,383    (6,304)     (358,830)   7,043,403

Net income                         810,972                              810,972

Change in unrealized
 loss on investment
 securities available
 for sale - Net of tax                          (609)                      (609)

Dividends paid                   (184,480)                             (184,480)

Employee stock
 bonus - 370 shares                 6,009                     4,721      10,730

Balance,
 December 31,
 1996      $45,083 $3,416,080  $4,579,875    $(6,913)     $(354,109  $7,680,016

       See accompanying notes to consolidated financial statements.

              CONSOLIDATED STATEMENTS OF CASH FLOWS
              Years Ended December 31, 1996 and 1995



                                             1996         1995

Cash flows from operating activities:

 Net income                                $ 810,972    $ 697,384

 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                              131,713      100,195
   Accretion of discounts on securities     (60,178)     (15,929)
   Amortization of premiums on securities     57,919       59,971
   Provision for credit losses               109,000       95,000
   Employee stock bonus                       10,730        9,180
   Credit for deferred taxes                (27,661)     (16,024)
   Change in other operating assets         (85,494)    (357,570)
   Change in other operating liabilities    (91,409)      537,993

     Total adjustments                        44,620      412,816

 Net cash provided by operating activities   855,592    1,110,200

 Cash flows from investing activities:
 Proceeds from sale of securities available
  for sale                                       -0-      500,000
   Proceeds from maturities of securities
    held to maturity                             -0-    1,081,009
   Proceeds from maturities of securities
   available for sale                      7,289,758    1,025,821
   Purchase of securities held to maturity       -0-     (964,471)
   Purchase of securities available for
    sale                                  (6,996,800)   (2,395,482)
   Net increase in loans                   (5,722,025)  (3,461,759)
   Purchase of additional life insurance      (17,300)          -0-
   Capital expenditures                      (260,873)    (157,500)
   Purchase of other investments              (46,400)    (179,500)

 Net cash used in investing activities     (5,753,640)  (4,551,882)

 Cash flows from financing activities:
   Net increase (decrease) in deposits     (670,687)    10,258,883
   Net increase (decrease) in short-term
    borrowings                              486,805     (1,704,910)
   Principal payments on borrowed funds     (55,732)       (25,582)
   Dividends paid                          (184,480)      (167,233)

 Net cash provided by (used in)
   financing activities                    (424,094)     8,361,158

              Years Ended December 31, 1996 and 1995



                                             1996         1995

Net increase (decrease) in cash and
 cash equivalents                        $(5,322,142)  $4,919,476
Cash and cash equivalents at beginning     9,054,643    4,135,167

Cash and cash equivalents at end          $3,732,501   $9,054,643


Supplemental information:

Cash paid during the year for:
 Interest                                 $2,770,797   $2,175,344
 Income taxe                               $ 471,069    $ 318,380

The Bank purchased the assets of Total Financial
Concepts, Inc. for $135,800. In conjunction with the acquisition, the Bank incurred debt of $128,800.


   See accompanying notes to consolidated financial statements.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Luxemburg
Bancshares, Inc. (the "Company") and its subsidiaries conform to generally accepted accounting principles and general practices within the banking industry.
Significant accounting and reporting policies are summarized below.

Organization

The Company provides banking services to individual and corporate customers through its wholly owned subsidiary, Bank of Luxemburg (the "Bank"). The Bank operates as a full-service financial institution with a primary market area including, but not limited to, west
Kewaunee County and northeast Brown County. The Bank emphasizes variable rate commercial and consumer real estate loans. In addition, the Bank holds a variety of securities through its wholly owned subsidiary, Luxemburg Investment Corporation, a Nevada investment corporation. The Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of Luxemburg Bancshares, Inc. and Subsidiaries, Bank of Luxemburg, Luxemburg Investment
Corporation, and Area Development Corporation. All significant intercompany balances and transactions have been eliminated.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, interest-bearing and non-interest-bearing deposits in banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment in Securities

The Company's investments in securities are classified as available for sale and accounted for as follows:

 Securities available for sale consist of debt, equity, and mortgage-related securities. These securities are stated at fair value. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized.

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Loans and Related Interest Income and Fees

Interest on loans is credited to income as earned.
Interest income is not accrued on loans where management has determined collection of such interest is doubtful. When a loan is placed on nonaccrual status, previously accrued but unpaid interest deemed uncollectible is reversed and charged against current income. Loan-origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Allowance for Credit Losses

The allowance for credit losses includes specific allowances related to commercial loans which have been judged to be impaired. A loan is impaired when, based on current information, it is probable that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The Company continues to maintain a general allowance for credit losses for loans not considered impaired.
The allowance for credit losses is maintained at a level which management believes is adequate to provide for possible credit losses. Management periodically evaluates the adequacy of the allowance using the Company's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.

Mortgage Servicing Rights

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenue. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.
For purposes of measuring impairment, the rights are stratified by rate in the quarter in which the related mortgage loans were sold.

Premises and Equipment

Premises and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred.
Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets which range from three to thirty-five years.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Other Investments

Other investments consist of Federal Home Loan Bank stock and Bankers Bank stock which are carried at cost.
Other investments are evaluated for impairment on an annual basis.

Goodwill

Goodwill acquired in a business acquisition is being amortized on a straight-line basis over five years.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (benefit) is the result of changes in the net deferred tax asset and liability.

Advertising Costs

Advertising costs are expensed as incurred.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Earnings Per Share

Earnings per common share are based upon the weighted average number of common shares outstanding. The weighted average number of shares outstanding was 242,736 in 1996 and 242,366 in 1995.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Future Accounting Changes

The Financial Accounting Standards Board (FASB) issued
Statement of Financial Accounting Standards (SFAS) No.
125, "Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities," in June 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.
The statement provides guidelines for classification of a transfer as a sale. The statement also requires liabilities incurred or obtained by transferors as part of a transfer of financial assets be initially recorded at fair value. Subsequent to acquisition, the servicing assets and liabilities are to be amortized over the estimated net servicing period. This statement is required to be adopted for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996.

In December 1996, the FASB issued SFAS No. 127,
"Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers implementation of certain provisions of SFAS No. 125 for one year.


NOTE 2 - CHANGE IN ACCOUNTING PRINCIPLE

The FASB issued SFAS No. 122, "Accounting for Mortgage
Servicing Rights," in May 1995. As required under the statement, the Company adopted the provisions of the new standard effective January 1, 1996. SFAS No. 122 requires accounting recognition of the rights to service mortgage loans for others. In accordance with SFAS No. 122, prior-period consolidated financial statements have not been restated to reflect the change in accounting principle.


NOTE 3 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $194,000 were restricted at December 31, 1996, to meet the reserve requirements of the Federal Reserve System.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 4 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are as follows:

                                               Gross      Gross
                                 Amortized  Unrealized  Unrealized   Estimated
                                    Cost       Gains      Losses    Fair  Value
Securities Available
 for Sale:

1996

U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations             $  5,993,060  $  38,374  $  15,733   $  6,015,701
Obligations of states
and political subdivisions       2,437,075      7,114     17,362      2,426,827
Mortgage-related securities      5,645,928     16,966     40,853      5,622,041

Total                        $  14,076,063  $  62,454  $  73,948   $ 14,064,569

1995

U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations            $  6,792,333   $  63,143  $  21,246    $ 6,834,230
Obligations of states
 and political subdivisions       375,654        -0-       2,060        373,594
Mortgage-related securities     7,198,776       5,570     58,708      7,145,638

Total                       $  14,366,763   $  68,713  $  82,014   $ 14,353,462

Fair values of securities are estimates based on financial models or prices paid for similar securities.
It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

As of December 1, 1995, securities with a book value of $11,663,275 and an estimated fair value of $11,621,299 were transferred from the held-to-maturity classification to the available-for-sale classification. The transfer was made in accordance with the Financial Accounting Standards Board Guide to
Implementation of SFAS No. 115.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Amortized    Estimated
                                            Cost      Fair Value
Securities Available for Sale:

 Due in one year or less                 $3,554,692   $3,552,645
 Due after one year through five years    1,928,818    1,944,668
 Due after five years through ten years   2,946,625    2,945,215

                                          8,430,135    8,442,528
 Mortgage-related securities              5,645,928    5,622,041

 Total investment securities             $14,076,063  $14,064,569

In 1995, one available-for-sale debt security with an amortized cost of $500,000 was sold. There was no gain or loss on the sale. There were no sales of debt securities during 1996.

Investment securities with an amortized cost of $994,833 and estimated fair value of $995,200 were pledged to secure public deposits, short-term borrowings, and other purposes required by law as of December 31, 1996.


NOTE 5 - LOANS

The composition of loans at December 31 follows:

                                            1996         1995

 Real estate:
   Construction                          $2,402,000   $2,087,000
   Other                                 20,246,000   19,504,000
 Commercial and industrial               20,280,000   15,586,000
 Agricultural                             5,873,000    5,722,000
 Consumer                                 6,369,942    6,579,668

 Total loans                            $55,170,942  $49,478,668

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate amount of nonperforming loans was approximately $472,000 and $358,000 at December 31,
1996 and 1995, respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on a nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. The interest income recorded and that which would have been recorded had nonaccrual and renegotiated loans been current, or not troubled, are not material to the consolidated financial statements for the years ended December 31, 1996 and 1995.

At December 31, 1996 and 1995, there were no loans considered to be impaired. There were also no impaired loans during 1996 and 1995.

The subsidiary bank in the ordinary course of banking business grants loans to the Company's executive officers and directors, including their families and firms in which they are principal owners.

Substantially all loans to employees, officers, directors, and stockholders owning 5% or more of the Company were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

Activity in such loans during 1996 is summarized below:

 Loans outstanding, December 31, 1995    $2,652,064
 New loans                                  846,360
 Repayment                                1,326,044

 Loans outstanding, December 31, 1996    $2,172,380

An analysis of the allowance for credit losses for the years ended December 31 follows:

                                            1996         1995

 Balance at beginning                    $  574,286   $  514,103
 Provision charged to operating expense     109,000       95,000
 Recoveries on loans                         21,426       28,094
 Loans charged off                         (51,177)     (62,911)

 Balance at end                          $  653,535   $  574,286

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - LOAN SERVICING

The following is an analysis of changes in mortgage servicing rights in 1996:

 Balance January 1, 1996                 $      -0-
 Capitalized amounts                         51,228
 Less - Amortization                        (7,957)

 Balance December 31, 1996               $   43,271

No impairment of mortgage servicing rights existed at December 31, 1996; therefore, no valuation allowance was recorded.


NOTE 7 - PREMISES AND EQUIPMENT

Details of premises and equipment at December 31 follow:

                                            1996         1995

 Land                                    $   70,246  $    70,246
 Buildings and improvements               1,376,602    1,309,364
 Furniture and equipment                    960,491      766,856

 Totals                                   2,407,339    2,146,466
 Less - Accumulated depreciation          1,026,551      894,838

 Net depreciated value                   $1,380,788   $1,251,628

Depreciation charged to operating expense totaled
$131,713 in 1996 and $100,195 in 1995.

NOTE 8 - DEPOSITS

The distribution of deposits at December 31 is as follows:

                                            1996         1995

 Non-interest-bearing demand deposits    $7,004,277   $7,897,224
 Interest-bearing demand deposits         6,044,927    6,093,358
 Savings deposits                        11,997,553    8,527,000
 Money market deposits                    4,662,156    5,672,000
 Time deposits                           36,448,548   38,638,566

 Total deposits                          $66,157,461  $66,828,148

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Time deposits of $100,000 or more were approximately
$2,552,000 and $3,792,000 at December 31, 1996 and
1995, respectively. Interest expense on time deposits of $100,000 or more was approximately $128,000 and $271,000 for the years ended December 31, 1996 and 1995, respectively.

At December 31, 1996, the scheduled maturities of time deposits are as follows:

      1997                               $29,692,623
      1998                                4,687,548
      1999                                1,254,820
      2000                                  507,049
      Thereafter                            306,508

      Total                              $36,448,548


NOTE 9 - SHORT-TERM BORROWINGS

As a member of the Federal Home Loan Bank (FHLB) system, the Bank may utilize various borrowing alternatives secured by pledges of mortgage loans and FHLB stock. At December 31, 1996, the advance of
$500,000 has an original maturity of 99 days with interest at 5.5%. Interest is payable monthly. There were no FHLB borrowings outstanding at December 31, 1995.

Other short-term borrowings consist of treasury tax and loan deposits of $380,076 and $393,271 at December 31, 1996 and 1995, respectively, which generally mature within 1 to 120 days from the transaction date.


NOTE 10 - BORROWED FUNDS

Borrowed funds consist of the following:

                                            1996         1995

6.63% land contract,
payable at $2,831 per month
including interest,
due September 1, 1999                       $85,179  $  112,490

8.0% note, payable at $2,408
per month including interest,
due December 31, 2000                       100,379          -0-

Totals                                   $  185,558    $ 112,490

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Required payments of principal on the borrowed funds at December 31, 1996, are summarized as follows:

      1997                               $   50,844
      1998                                   54,636
      1999                                   50,175
      2000                                   29,903

      Total                              $  185,558


NOTE 11 - INCOME TAXES

The provision for income taxes consists of the following:

                                            1996         1995

 Current tax expense:
   Federal                                 $387,012   $ 310,348
   State                                     53,703      36,523

 Total current                              440,715     346,871

 Deferred tax credit:
   Federal                                  (18,734)    (12,796)
   State                                     (4,684)     (3,228)

 Total deferred                            (23,418)     (16,024)

 Change in valuation allowance              (4,243)          -0-

 Total provision for income taxes        $  413,054   $  330,847

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities net of a valuation allowance for deferred tax assets not likely to be realized. The major components of net deferred tax assets at December 31 are as follows:

                                            1996         1995

 Deferred tax assets:
   Reserve for loan losses               $  153,157   $  122,080
   Deferred compensation                     78,877       53,697
   Intangible assets                          6,595          -0-
   Net operating loss carryovers             18,808       23,051
   Other                                        701          178
   Unrealized loss on investment
    securities available for sale             4,581        6,997

 Total deferred tax assets                  262,719      206,003

 Deferred tax liabilities:
   Depreciation                           (142,552)    (126,023)
   Accretion                               (11,597)      (8,612)
   Mortgage servicing rights               (16,968)         -0-
   Other                                       769          -0-

 Total deferred tax liabilities           (170,348)    (134,635)

 Total valuation allowance recognized
  for net deferred tax assets              (18,808)     (23,051)

 Net deferred tax asset                  $  73,563   $  48,317

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the source of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31 follows:

                                          1996                 1995
                                                % OF                % OF
                                                Pretax              Pretax
                                     Amount     Income    Amount    Income

Tax expense at statutory rate     $ 416,169     34.0     $ 349,599   34.0
Increase (decrease) in taxes
 resulting from:
  Tax-exempt interest              (26,926)     (2.2)      (28,520)  (2.8)
  State income taxes -
   Net of federal tax benefit       32,804       2.7        20,409    2.0
  Cash surrender value of
   life insurance premiums         (15,659)     (1.2)      (9,020)    (.9)
  Other                              6,666        .5       (1.621)    (.1)

Provision for income taxes        $413,054       33.8   $ 330,847     32.2

The Company has state net operating loss carryforwards of approximately $342,000. The net operating losses fully expire in 2011.

NOTE 12 - PROFIT-SHARING PLAN

The Bank has a 401(k) profit-sharing plan covering substantially all employees. The plan provides for discretionary contributions and matching contributions up to 8% of employee compensation; however, all contributions are at the discretion of the Board of Directors. Profit-sharing expense for 1996 and 1995 was $41,400 and $34,832, respectively.

NOTE 13 - DEFERRED COMPENSATION

The Company has a deferred compensation plan which permits directors to defer a portion of their compensation. The deferred compensation is accrued but unfunded, is distributable in cash after retirement, and amounted to $201,144 and $136,934 at December 31, 1996 and 1995, respectively. The Company has insured the lives of the directors who participate in the deferred compensation plan to assist in the funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.
At December 31, 1996 and 1995, the cash surrender value of these policies was $1,071,908 and $1,008,000, respectively. The amount charged to operations for deferred compensation was $64,210 and $53,277 for the years ended December 31, 1996 and 1995, respectively.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 14 - COMMITMENTS AND CONTINGENCIES

Stock Redemption Policy

Luxemburg Bancshares, Inc. adopted a stock redemption policy to assist in the establishment of a fair price for its shares. The Company can redeem stock up to 10% of stockholders' equity in any 12-month period without specific prior approval from the Federal Reserve Bank.
At December 31, 1996, the redemption price was determined to be 80% of the book value of the stock.
Thus the maximum commitment at December 31, 1996, would be $25.31 per share.

Financial Instruments With Off-Balance-Sheet Risk

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31 is as follows:


                                               Notional Amount
                                               1996       1995

 Commitments to extend credit              $4,676,000   $4,703,000
 Credit card arrangements                    865,000      520,000
 Standby letters of credit                    84,000       40,000

Commitments to extend credit and credit card arrangements are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments are expected to be drawn upon, thus representing future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory;
property, plant, and equipment; real estate; and stocks and bonds.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary.
Because these instruments have fixed maturity dates and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 15 - CONCENTRATIONS OF CREDIT RISK

All of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type are set forth in Note 5. Standby letters of credit were granted primarily to commercial borrowers.


NOTE 16 - REGULATORY MATTERS

At December 31, 1996, Bank of Luxemburg could have paid approximately $2,575,000 of additional dividends to the Company without prior regulatory approval. The payment of dividends is subject to the statutes governing state chartered banks and may be further limited because of the need for the Bank to maintain capital ratios satisfactory to applicable regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory_and possibly additional discretionary_actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets.
Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Office of the Commissioner of Banking categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios of 8.0%, 4.0%, and 4.0%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Bank's actual capital amounts and ratios as of December 31, 1996, are also presented in the table.

                                                       For Capital
                                       Actual          Adequacy Purposes
                                   Amount     Ratio    Amount         Ratio

 Total capital
 (to risk-weighted assets)     $  8,332,000   15.8%   >$4,230,000     >38.0%
                                                      -               -
 Tier I capital
 (to risk-weighted assets)     $  7,678,000   14.5%   >$2,115,000     >34.0%
                                                      -               -
 Tier I capital
 (to average assets)           $  7,678,000   10.2%   >$3,024,000     >34.0%
                                                      -               -

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of
Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions for the Company's financial instruments are summarized as follows.

Cash and Cash Equivalents

The carrying values approximate the fair values for these assets.

Investment Securities Available for Sale

Fair value is based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, residential mortgage, and other consumer. The fair value of the loans is calculated by discounting scheduled cash flows using discount rates reflecting the credit and interest rate risk inherent in the loan.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS
(CONTINUED)

Mortgage Servicing Rights

The fair value of mortgage servicing rights is based on the present value of future cash flows using discounted rates applicable to the level of risk of the underlying loans.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings, and money market accounts, is the amount payable on demand at the reporting date. The fair value of fixed-rate time deposits is calculated using discounted cash flows applying interest rates currently being offered on similar certificates.

Short-Term Borrowings and Borrowed Funds

The carrying amount reported in the balance sheets for short-term and borrowed funds approximates the fair value of the liabilities.

Off-Balance-Sheet Instruments

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counterparties. Since this amount is immaterial, no amounts for fair value are presented.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS
(CONTINUED)

The carrying value and estimated fair value of financial instruments at December 31, 1996 and 1995, were as follows:

                                         1996              1995
                       Carrying       Estimated    Carrying    Estimated
                        Value        Fair Value     Value      Fair Value

Financial assets:
 Cash and cash
  equivalents       $ 3,732,501    $ 3,732,501   $ 9,054,643   $9,054,643
 Investment
  securities
  available
  for sale           14,064,569     14,064,569    14,353,462   14,353,462
 Net loans
  receivable         54,517,407     54,668,690    48,904,382   49,114,052
 Mortgage servicing
  rights                 43,271         58,930           -0-          -0-
 Other investments      251,650        251,650       205,250      205,250

 Total financial
  assets          $  72,609,398   $ 72,776,340  $ 72,517,737  $ 72,727,407

 Financial liabilities:
  Deposits         $ 66,157,461   $ 66,266,218  $ 66,828,148  $ 67,091,456
  Short-term
   borrowings           880,076        880,076       393,271       393,271
  Borrowed funds        185,558        185,558       112,490       112,490

 Total financial
  liabilities      $ 67,223,095   $ 67,331,852  $ 67,333,909  $ 67,597,217

Limitations

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument.
Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor is it recorded as an intangible asset on the balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

                    BALANCE SHEETS
              December 31, 1996 and 1995

                              ASSETS

                                             1996         1995

 Cash                                    $    19,632  $    12,713
 Premises and equipment                      149,125      153,958
 Investment in subsidiary                  7,598,257    6,992,474

 TOTAL ASSETS                             $7,767,014   $7,159,145

               LIABILITIES AND STOCKHOLDERS' EQUITY

 Borrowed funds                            $  85,179    $ 112,490
 Other liabilities                             1,819        3,252
 Total stockholders' equity                7,680,016    7,043,403

 TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                 $ 7,767,014  $ 7,159,145

                       STATEMENTS OF INCOME
              Years Ended December 31, 1996 and 1995

                                             1996         1995

 Dividends from subsidiaries               $ 225,750    $ 183,750
 Undistributed equity in earnings
  of subsidiaries                            606,392      513,989
 Other operating income                       19,280       19,280

   Total income                              851,422      717,019

 Operating expenses                           33,947       10,617
 Interest expense                              6,503        9,018

   Total expenses                             40,450       19,635

 Net income                                $ 810,972    $ 697,384

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS
(CONTINUED)

                     STATEMENTS OF CASH FLOWS
              Years Ended December 31, 1996 and 1995

                                             1996         1995

 Cash flows from operating activities:

   Net income                              $ 810,972    $ 697,384

   Adjustments to reconcile net income
    to net cash provided by operating
     activities:
     Depreciation                              4,833        4,833
     Accretion                                (1,280)      (1,280)
     Employee stock bonuses                   10,730        9,180
     Undistributed earnings of subsidiary   (606,392)     (513,989)
     Change in other liabilities                (153)          634

      Total adjustments                     (592,262)     (500,622)

   Net cash provided by operating activities 218,710       196,762

   Cash flows from financing activities:
     Principal payments on borrowed funds   (27,311)     (25,582)
     Dividends paid                        (184,480)    (167,233)

   Net cash used in financing activities   (211,791)    (192,815)

 Net increase in cash                          6,919        3,947
 Cash at beginning                            12,713        8,766

 Cash at end                               $  19,632    $  12,713

 Supplemental Information:

 Cash paid during the year for interest    $   6,656    $   8,385

NOTE 19 - RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 consolidated financial statements to conform to the 1996 classifications.

                       PART III

ITEM 1.   INDEX TO EXHIBITS

    EXHIBIT NO.                      DESCRIPTION

        3.1          Articles of Incorporation.
        3.2          Bylaws.
       10.1          Director Deferred Compensation Plan for
                     Bank of Luxemburg
        21           Subsidiaries of the Registrant
        27           Financial Data Schedule



ITEM 2.   DESCRIPTION OF EXHIBITS

     The description of exhibits is included in Item 1 of Part III of this registration statement and is incorporated herein by reference.


                      SIGNATURES

     In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                          LUXEMBURG BANCSHARES, INC.


Date:  April 29, 1997         By:/s/ John Slatky
                                 --------------------
                                 John Slatky
                                 President and Chief
                                 Executive Officer

                              By:/s/ Thomas L. Lepinski
                                 ---------------------
                                 Thomas L. Lepinski
                                 Treasurer